February 26, 2010
Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Fifth Street, N.E.
Washington, D.C. 20549
Re:	DynCorp International Inc. Form 10-K for Fiscal Year Ended April 3, 2009 Filed June 11, 2009 Form 10-Q for Fiscal Quarter Ended October 2, 2009 Filed November 9, 2009 File No. 001-32869
Dear Ms. Collins:
We wish to acknowledge receipt of your letter dated January 29, 2010 to Mr. Michael J. Thorne, related to the SEC’s comments on DynCorp International Inc.’s Forms 10-K and 10-Q referred to above.
As agreed in communications on February 22nd with Melissa Kindelan, SEC Staff Accountant, DynCorp International, Inc. will submit a response to your letter on or before March 5, 2010.
If you have any questions, please call me at (817) 224-1610.

/s/ Bradley G. Graham
Bradley G. Graham
Vice President and Controller